Exhibit 99.1

530-8th Avenue SW, 6th floor
Date: March 3, 2016	Calgary AB, T2P 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CRESCENT POINT ENERGY CORP

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 28, 2016
Record Date for Voting (if applicable) :	March 28, 2016
Beneficial Ownership Determination Date :	March 28, 2016
Meeting Date :	May 13, 2016
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	22576C101	CA22576C1014

Sincerely,

Computershare
Agent for CRESCENT POINT ENERGY CORP